Dillard’s Inc.

1600 Cantrell Road—P.O. Box 486—Little Rock, Arkansas 72203

Telephone: 501-376-5200 Fax: 501-376-5917

James I. Freeman

Senior Vice-President

Chief Financial Officer

Telephone: 501-376-5980

Fax: 501-376-5917

August 28, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Christopher Owings

Re:        Dillard’s, Inc. (File No. 001-06140)

Response to SEC Comment Letter dated August 5, 2009

Dear Mr. Owings:

On behalf of Dillard’s, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 5, 2009 (the “Comment Letter”) relating to the following Company filings:

•	Form 10-K for the fiscal year ended February 2, 2008 filed April 2, 2008

•	Definitive Proxy Statement on Schedule 14A filed April 22, 2008 (the “2008 Annual Meeting Proxy Statement”)

•	Form 10-Q for the quarter ended May 3, 2008 filed June 10, 2008

•	Form 10-Q for the quarter ended August 2, 2008 filed September 11, 2008

•	Form 10-Q for the quarter ended November 1, 2008 filed December 9, 2008

For the Staff’s convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by the response of the Company.

We note that during an August 20, 2009 conversation between Staff member Ms. Lillyanna L. Peyser and Mr. Steven Nelson of the Company, Ms. Peyser agreed to extend the time in which the Company had to respond to the Comment Letter.

Form 10-K for the Fiscal Year Ended February 2, 2008 Item 15. Exhibits

Exhibits 31(a) and 31(b)

1.	We note your response to comment 4 of our comment letter dated April 1, 2009, including Appendix A to your response letter which contains the amended Form 10-K that you propose to file. Please include in your amended Form 10-K the disclosure regarding disclosure controls and procedures and internal control over financial reporting, including management’s report on internal control. Refer to Question 246.13 of Compliance & Disclosure Interpretations to Regulation S-K, available on our website.

Response:

The Company will file an amendment to its Annual Report on Form 10-K for the year ended February 2, 2008 as soon as practicable. This amended report appears in Appendix A to this letter.

Definitive Proxy Statement on Schedule 14A

2.	In response to comment 7 of our comment letter dated April 1, 2009, you stated that you would disclose in your 2009 Annual Meeting Proxy Statement the following: “Due to the myriad of different situations which could present themselves to the group of directors, no specific standards to be applied have yet been developed.” We note that this statement was not, in fact, included in your 2009 Annual Meeting Proxy Statement. Please confirm that you will include this disclosure in future filings, as appropriate, or explain to us why you do not plan to do so.

Response:

The Company will include this disclosure in future Proxy Statement filings.

3.	In response to comment 33 of our comment letter dated January 30, 2009, you stated that you would disclose in your 2009 Annual Meeting Proxy Statement the following: “In order to provide for more stable retirement planning for the officers, because the inherent uncertainties surrounding a change-in-control might lead some officers to retire prematurely or leave the company and as a result of published surveys of like provisions contained in similar plans maintained by other companies, the Company’s pension plan was amended in 2007 to provide for a lump sum payment to be paid to participants within 60 days of a change-in control of the Company.” We note that this disclosure was included, with the exception of the following: “…because the inherent uncertainties surrounding a change-in-control might lead some officers to retire prematurely or leave the company and as a result of published surveys of like provisions contained in similar plans maintained by other companies…” Please explain to us why you determined to omit this language from your 2009 Annual Meeting Proxy Statement.

Response:

This language was inadvertently omitted but will be included in future Proxy Statement filings.

In connection with responding to your comments, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James I. Freeman Senior Vice President and Chief Financial Officer Dillard’s Inc.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

Amendment No. 1

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 2, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-6140

DILLARD’S, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	71-0388071
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification Number)

1600 CANTRELL ROAD, LITTLE ROCK, ARKANSAS 72201

(Address of principal executive office)

(Zip Code)

(501) 376-5200

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Class A Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (See definition of “accelerated filer and large accelerated filer” in Exchange Act Rule 12b-2).

Large Accelerated Filer	☒	Accelerated Filer	☐

Non-Accelerated Filer	☐	Smaller Reporting Company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12-b-2).    Yes  ☐    No  ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of August 4, 2007: $1,868,526,448.

Indicate the number of shares outstanding of each of the Registrant’s classes of common stock as of March 1, 2008:

CLASS A COMMON STOCK, $0.01 par value 71,155,347

CLASS B COMMON STOCK, $0.01 par value 4,010,929

Explanatory Note

Dillard’s, Inc. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 10-K for the year ended February 2, 2008, as filed with the Securities and Exchange Commission on April 2, 2008 (the “Original Filing”), to amend the certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934 (“Act”), as amended (the “Certifications”), to correct an inadvertent omission of a portion of the required language and to conform to the exact language as prescribed by the Act. The Certifications are included herewith as Exhibits 31(a) and 31(b). Item 9A has also been amended to clarify the language included therein. Item 15 and the Exhibit Index of the Original Filing are being amended to reflect the filing of the amended Certifications.

Except for the filing of the amended Certifications and the amendments to Items 9A and 15 and the Exhibit Index as described above, this Form 10-K/A does not modify or update any previously reported financial statements or other disclosures in, or exhibits to, the Original Filing.

PART II

ITEM 9A.	CONTROLS AND PROCEDURES.

The Company maintains “disclosure controls and procedures,” as such term is defined in Rules 13a-15e and 15d-15e of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to ensure that information required to be disclosed in the Company’s reports, pursuant to the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of February 2, 2008, the Company carried out an evaluation, with the participation of Company’s management, including William Dillard, II, Chairman of the Board of Directors and Chief Executive Officer (principal executive officer) and James I. Freeman, Senior Vice-President and Chief Financial Officer (principal financial officer), of the effectiveness of the Company’s “disclosure controls and procedures” pursuant to Securities Exchange Act Rule 13a-15. Based on their evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

Management’s report on internal control over financial reporting and the attestation report of Deloitte & Touche LLP, the Company’s independent registered public accounting firm, on management’s assessment of internal control over financial reporting is incorporated herein by reference from pages F-3 and F-4 of this report.

William Dillard, II, Chairman of the Board of Directors and Chief Executive Officer, has certified to the New York Stock Exchange that he is not aware of any violations by the Company of the exchange’s corporate governance listing standards. Attached as an exhibit to this annual report is the certification of Mr. Dillard required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the Company’s public disclosures.

Changes in Internal Control over Financial Reporting

During the quarter ended February 2, 2008, the Company implemented a control over the calculation and review of equity earnings of CDI Contractors LLC, a 50%-owned, equity method joint venture investment of the Company that constructs stores for the Company. There were no other changes in the Company’s internal controls over financial reporting that occurred during the quarter ended February 2, 2008 to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The financial statements, financial analysis and all other information in this Annual Report on Form 10-K/A were prepared by management, who is responsible for their integrity and objectivity and for establishing and maintaining adequate internal controls over financial reporting.

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company’s internal control over financial reporting includes those policies and procedures that:

i.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or dispositions of the Company’s assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the design and effectiveness of the Company’s internal control over financial reporting as of February 2, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. Based on management’s assessment using those criteria, it believes that, as of February 2, 2008, the Company’s internal control over financial reporting is effective.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the financial statements of the Company for the fiscal years ended February 2, 2008, February 3, 2007, and January 28, 2006 and has attested to management’s assertion regarding the effectiveness of the Company’s internal control over financial reporting as of February 2, 2008. Their report is presented on the following page. The independent registered public accountants and internal auditors advise management of the results of their audits and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

An “Exhibit Index” has been filed as a part of this Report beginning on page E-1 hereof and is herein incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dillard’s, Inc. Registrant

/s/ James I. Freeman
James I. Freeman, Senior Vice President and
Chief Financial Officer
Date: August , 2009	(Principal Financial and Accounting Officer)

Exhibit Index

Number	Description
*3(a)	Restated Certificate of Incorporation (Exhibit 3 to Form 10-Q for the quarter ended August 1, 1992 in 1-6140).

*3(b)	By-Laws as currently in effect (Exhibit 4.2 to Form S-8 filed November 27, 2007 in 333-147636).

*4(a)	Indenture between the Registrant and Chemical Bank, Trustee, dated as of October 1, 1985 (Exhibit (4) in 2-85556).

*4(b)	Indenture between the Registrant and Chemical Bank, Trustee, dated as of October 1, 1986 (Exhibit (4) in 33-8859).

*4(c)	Indenture between Registrant and Chemical Bank, Trustee, dated as of April 15, 1987 (Exhibit 4.3 in 33-13534).

*4(d)	Indenture between Registrant and Chemical Bank, Trustee, dated as of May 15, 1988, as supplemented (Exhibit 4 in 33-21671, Exhibit 4.2 in 33-25114 and Exhibit 4(c) to Current Report on Form 8-K dated September 26, 1990 in 1-6140).

*4(e)	Rights Agreement between Dillard’s, Inc. and Registrar and Transfer Company, as Rights Agent (Exhibit 4.1 to Form 8-K dated as of March 2, 2002 in 1-6140).

**10(a)	Retirement Contract of William Dillard dated March 8, 1997 (Exhibit 10(a) to Form 10-K for the fiscal year ended February 1, 1997 in 1-6140).

**10(b)	1998 Incentive and Nonqualified Stock Option Plan (Exhibit 10(b) to Form 10-K for the fiscal year ended January 30, 1999 in 1-6140).

**10(c)	Amended and Restated Corporate Officers Non-Qualified Pension Plan (Exhibit 10.1 to Form 8-K dated as of November 17, 2007 in 1-6140).

**10(d)	Senior Management Cash Bonus Plan (Exhibit 10(d) to Form 10-K for the fiscal year ended January 28, 1995 in 1-6140).

**10(e)	2000 Incentive and Nonqualified Stock Option Plan (Exhibit 10(e) to Form 10-K for the fiscal year ended February 3, 2001 in 1-6140).

*10(f)	Second Amendment to Amended and Restated Credit Agreement among Dillard’s, Inc. and JPMorgan Chase Bank (Exhibit 10 to Form 8-K dated June 3, 2005 in 1-6140).

*10(g)	Purchase, Sale and Servicing Transfer Agreement among GE Capital Consumer Card Co., General Electric Capital Corporation, Dillards, Inc. and Dillard National Bank (Exhibit 2.1 to Form 8-K dated as of August 12, 2004 in 1-6140).

*10(h)	Private Label Credit Card Program Agreement between Dillards, Inc. and GE Capital Consumer Card Co. (Exhibit 10.1 to Form 8-K dated as of August 12, 2004 in 1-6140).

*10(i)	Third Amendment to Amended and Restated Credit Agreement between Dillard’s, Inc. and JPMorgan Chase Bank, N.A. as agent for a syndicate of lenders (Exhibit 10.1 to Form 8-K dated June 12, 2006 in File No. 1-6140).

E-1

*10(j)	Fourth Amendment to Amended and Restated Credit Agreement between Dillard’s, Inc. and JPMorgan Chase Bank, N.A. as agent for a syndicate of lenders (Exhibit 10.2 to Form 8-K dated June 12, 2006 in File No. 1-6140).

*10(k)	Fifth Amendment to Amended and Restated Credit Agreement between Dillard’s, Inc. and JPMorgan Chase Bank, N.A. as agent for a syndicate of lenders (Exhibit 10.1 to Form 8-K dated May 4, 2007 in File No. 1-6140).

*12	Statement re: Computation of Ratio of Earnings to Fixed Charges (Exhibit 12 to Form 10-K for the fiscal year ended February 2, 2008 in File No. 1-6140).

*21	Subsidiaries of Registrant (Exhibit 12 to Form 10-K for the fiscal year ended February 2, 2008 in File No. 1-6140).

*23	Consent of Independent Registered Public Accounting Firm (Exhibit 23 to Form 10-K for the fiscal year ended February 2, 2008 in File No. 1-6140).

31(a)	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended.

31(b)	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended.

*32(a)	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) (Exhibit 32(a) to Form 10-K for the fiscal year ended February 2, 2008 in File No. 1-6140).

*32(b)	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) (Exhibit 32(b) to Form 10-K for the fiscal year ended February 2, 2008 in File No. 1-6140).

*	Incorporated by reference as indicated.
**	A management contract or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 14(c) of Form 10-K.

E-2

Exhibit 31(a)

CERTIFICATIONS

I, William Dillard, II, certify that:

1.	I have reviewed this annual report on Form 10-K/A of Dillard’s, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August     , 2009

/s/ William Dillard, II
William Dillard, II
Chairman of the Board and Chief Executive Officer

Exhibit 31(b)

CERTIFICATIONS

I, James I. Freeman, certify that:

1.	I have reviewed this annual report on Form 10-K/A of Dillard’s, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(c)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(d)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August     , 2009

/s/ James I. Freeman
James I. Freeman
Senior Vice-President and Chief Financial Officer